



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05048929

March 24, 2005

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/24/2005

Re: General Electric Company
Incoming letter dated January 14, 2005

Dear Mr. Chevedden:

This is in response to your letters dated January 14, 2005, January 21, 2005, and January 28, 2005 concerning the shareholder proposal submitted to GE by William Steiner. On January 12, 2005, we issued our response expressing our informal view that GE could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letters after we issued our response. After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

Jonathan A. Ingram
Jonathan A. Ingram
Deputy Chief Counsel

cc: Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

40545

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
FX: 202-942-9525

January 14, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

General Electric Company (GE)
Shareholder Position on
Last-Minute Supplemental Company No-Action Request
Rule 14a-8 Proposal: Executive Compensation
Shareholder: William Steiner

Ladies and Gentlemen:

From the December 10, 2005 date of the original company no action request the company has had approximately 30-days to add its last-minute "supplemental" letter. Thus the company had approximately 30-days to consult and develop another argument in its no action request.

It is therefore respectfully requested that the shareholder party have 10-days from today to respond, a reasonable time considering the 30-days the company was allotted.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,

John Chevedden

cc:
William Steiner
Thomas Kim

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
FX: 202-942-9525

January 21, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

General Electric Company (GE)
Shareholder Position on
Last-Minute Supplemental Company No-Action Request
Rule 14a-8 Proposal: Executive Compensation
Shareholder: William Steiner

Ladies and Gentlemen:

The company has stated, although it has not emphasized the point, that it would be possible for the company, a New York company, to adopt per capita voting. Thus this proposal would properly apply to any future time the company would have per capita voting.

Hence the second opinion in the worst case could only limit the application of the proposal. Additionally the company does not claim that the current board has the power to bind future boards from adopting per capita voting.

Rule 14a-8(i)(6)

The attached November 24, 2004 "Oracle Press Release" quotes Oracle Chairman Jeff Henley using "majority of the stockholders" interchangeably with majority vote or one share, one vote:
"Though a large *majority of the stockholders* have already indicated their desire to sell, the current board appears intent on obstructing the will of the stockholders," Henley said. "We plan to give them a choice (emphasis added)."

Additionally the intuitive interchangeably of "majority of the stockholders" with majority vote or one share, one vote is supported by the fact that one company received this proposal in August 2004 and did not question this point until January 2005 – a full two months after its initial no action request.

Sincerely,

John Chevedden

cc: William Steiner
Thomas Kim



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Oracle Press Release

Contact(s):

Bob Wynne
Oracle Corp.
+1.650.506.5834
bob.wynne@oracle.com

Oracle Announces Slate of Directors for PeopleSoft's Annual Meeting

REDWOOD SHORES, Calif., 24-NOV-2004 Oracle Corporation (Nasdaq: ORCL) announced that it has notified PeopleSoft, Inc. of its intention to nominate four candidates for election to the Board of Directors of PeopleSoft at its 2005 annual stockholders meeting.

"We have notified the PeopleSoft board of our intention to run an alternative slate of directors at the 2005 annual meeting," said Jeff Henley, Oracle's Chairman of the Board. "We believe that the current board of PeopleSoft is not acting in the best interests of stockholders and that a large majority of those stockholders are in favor of a change."

The four candidates are:

* Duke K. Bristow, Ph.D, an economist and the director of the Director Training and Certification Program at the UCLA Anderson School of Management; director of Arena Pharmaceuticals, Inc. and Landec Corporation;
* Roger Noall, former Senior Executive Vice President and Chief Administrative Officer of KeyCorp, a bank holding company; director of Alleghany Corporation;
* Laurence E. Paul, Managing Principal of Laurel Crown Capital, LLC, a private equity investment firm; director of Ampco-Pittsburgh Corporation and Biovail Corporation; and
* Artur Raviv, the Alan E. Peterson Distinguished Professor of Finance at the Kellogg School of Management, Northwestern University.



"Though a large majority of the stockholders have already indicated their desire to sell, the current board appears intent on obstructing the will of the stockholders," Henley said. We plan to give them a choice."

The solicitation and the offer to buy PeopleSoft's common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on November 3, 2004, and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC's website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

Oracle Corporation and Messrs. Bristow, Noall, Paul and Raviv will be soliciting proxies

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
FX: 202-942-9525

January 14, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

General Electric Company (GE)
Shareholder Position on
Last-Minute Supplemental Company No-Action Request
Rule 14a-8 Proposal: Executive Compensation
Shareholder: William Steiner

Ladies and Gentlemen:

From the December 10, 2005 date of the original company no action request the company has had approximately 30-days to add its last-minute "supplemental" letter. Thus the company had approximately 30-days to consult and develop another argument in its no action request.

It is therefore respectfully requested that the shareholder party have 10-days from today to respond, a reasonable time considering the 30-days the company was allotted.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,

John Chevedden

cc:
William Steiner
Thomas Kim

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 28, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

General Electric Company (GE)
Shareholder Position on
Last-Minute Supplemental Company No-Action Request
Rule 14a-8 Proposal: Executive Compensation
Shareholder: William Steiner

Ladies and Gentlemen:

In a separate no action request another company claims "the majority of the stockholders" text of this proposal could have 3 meanings. One of these meanings includes "approval by a majority of the shares outstanding ..." which does not seem to be per capita voting.

If our company insists on choosing the least workable meaning from 3 meanings for "the majority of stockholders," which it has no need to do, then our company could then concurrently adopt per capita voting under state law.

In Schering-Plough Corporation (January 18, 2005) the Staff appears to have not concurred with a company argument that a company could not do two things concurrently – implement a proposal for a bylaw to destagger the board and concurrently amend its articles of incorporation to be consistent with the bylaw change.

The second opinion is thus believed to be incomplete. It does not argue that it would be impossible to concurrently amend the company's certificate of incorporation for per capita voting.

Sincerely,

John Chevedden

cc: William Steiner
Thomas Kim